Exhibit 12.1

CORNING INCORPORATED AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In millions, except ratios)

	30-Jun	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec
	2017	2016	2015	2014	2013	2012
Income before income taxes	612	3,692	1,486	3,568	2,473	1,975
Adjustments:
Equity earnings of equity affiliates	(117)	(284)	(299)	(266)	(547)	(810)
Distributed income of equity affiliates	67	85	143	1,704	629	1,089
Net Income attributable to noncontrolling interest	9	10	10	3	0	(5)
Amortization of capitalized interest	0	0	0	0
Fixed charges net of capitalized interest	96	195	171	159	148	138

Income (loss) from continuing operations before taxes and fixed charges as adjusted	667	3,698	1,511	5,168	2,703	2,387

Fixed charges:
Interest expense included in income (loss)	89	179	172	160	153	181
Portion of rent expense which represents interest factor	21	35	31	36	28	27
Amortization of debt costs	2	4	3	3	2	4

Total fixed charges	112	218	206	199	183	212
Capitalized interest	(16)	(23)	(35)	(40)	(35)	(74)

Total fixed charges net of capitalized interest	96	195	171	159	148	138

Total fixed charges	112	218	206	199	183	212

Preferred stock dividends grossed up to a pre-tax basis	57	98	109	136	—	—

Combined fixed charges and preferred stock dividends	169	316	315	335	183	212

Ratio of earnings to fixed charges	6.0x	17.0x	7.3x	26.0x	14.8x	11.3x

Ratio of earnings to combined fixed charges and preferred stock dividends	3.9x	11.7x	4.8x	15.4x	14.8x	11.3x